SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)

_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

	By:	/s/ Eran Gilad
Eran Gilad
CFO
Dated: January 14th, 2013

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES DIVIDEND
DISTRIBUTION POLICY

KFAR SAVA, Israel— January 14, 2013, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that its Board of Directors has adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits.

As part of the stated policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion.

Commenting on the news, Shaike Orbach, Silicom’s President and CEO, said, "During the past several years, Silicom’s success, which has taken the Company to a whole new level of revenues and profits, has built our cash balance to its current strong level of over $50 million, a sum that is more than sufficient to fund our multi-layered strategy for achieving accelerated growth.

“As such, we believe the time has come to share our success more directly with our shareholders through this policy of significant annual dividend distributions. We are confident that our growth in the years to come, coupled with the substantial dividends which we plan to distribute, will create greater value for our shareholders and employees while encouraging long-term interest and investment in our Company.”

The actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Israeli Companies Law - 1999, and to the specific decision of the Company's Board of Directors for each distribution.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patented SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com